15047444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-46418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS International Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 BOWERY 4TH
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

■ **CHECK ONE:**
Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.
☐ Independent Registered Public Accounting Firm.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JILL SUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INTERNATIONAL CAPITAL CORP, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIT CHUN CHEUNG
Notary Public, State of New York
No. 01SI6311782
Qualified in Richmond County
Commission Expires Sept. 22, 2018

Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report under Rule 15c3-3
- ☐ (p) A review report on the Exemption Report under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (q) Notes to the Financial Statements
- ☐ (r) Independent Auditors' Report on Internal Control Structure.

Abacus International Capital Corp.

Table of Contents
December 31, 2014

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Abacus International Capital Corp.

We have audited the accompanying financial statements of Abacus International Capital Corp. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Notes 1 and 5 to the financial statements, the Company has historically obtained financial support from, and has material transactions with, its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 I Fax: 212.286.4080 I www.odpkf.com

The supplemental information required by SEA Rule 17a-5 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies

February 27, 2015

Abacus International Capital Corp.

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	72,963
Deposits with clearing organization		14,293
Investment securities at fair value		14,388
Receivable from parent company		24,229
Prepaid expenses and other assets		16,560
Total assets	$	142,433
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	9,613
Payable to the parent company		20,830
Total Liabilities		30,443
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		500
Paid-in capital		1,314,375
Accumulated Deficit		(1,202,885)
Total Stockholder's Equity		111,990
Total Liabilities and Stockholder's Equity	$	142,433

See notes to financial statements

Abacus International Capital Corp.

Statement of Operations
Year Ended December 31, 2014

Revenue		
Commissions	$	15,030
Gain on change in fair value of investment securities		2,439
Interest and dividends		70
Total revenue		17,539
Expenses		
Compensation and benefits	$	52,166
Occupancy		53,698
Floor brokerage, exchange and clearance fees		15,566
Communication and data processing		5,441
Insurance		14,416
Professional fees		26,700
Dues and subscriptions		1,150
Quotes		886
Regulatory fees		2,507
Other operating		2,434
Total Expenses		174,964
Loss Before Income Tax Benefit		(157,425)
Income Tax Benefit		(70,841)
Net Loss	$	(86,584)

See notes to financial statements

Abacus International Capital Corp.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2014	$ 500	$ 1,214,375	$ (1,116,301)	$ 98,574
Capital Contribution	-	100,000	-	100,000
Net Loss	-	-	(86,584)	(86,584)
Balance at December 31, 2014	$ 500	$ 1,314,375	$ (1,202,885)	$ 111,990

See notes to financial statements

Abacus International Capital Corp.

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net loss	$	(86,584)
Adjustments to reconcile net loss to net cash from operating activities		
(Increase) decrease in operating assets:		
Receivable from the parent company		(7,489)
Fair value of investments		(2,439)
Deposits with clearing organization		603
Prepaid expenses and other assets		(3,371)
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities		497
Payable to the parent company		5,464
Net Cash used in Operating Activities		(93,319)
Cash Flows from Financing Activities		
Capital contribution		100,000
Net Change in Cash and Cash Equivalents		6,681
Cash and Cash Equivalents		
Beginning of year		66,282
End of year	$	72,963

See notes to financial statements

1. Nature of Operations

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Sterne Agee & Leach, Inc. ("Sterne Agee") pursuant to an agreement between the Company and Sterne Agee. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Sterne Agee, as defined by such rules, carries all customer accounts.

The Company has historically funded operations through capital contributions from the Parent Company. Accordingly, future operations are dependent on continued future support from the Parent Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and amounts on deposit with depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $21,484 at December 31, 2014.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for investment securities, approximate their fair value because of the short maturity of the instruments. Investment securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax liability among the participants generally in proportion to their contribution to the consolidated taxable income amounts.

Accounting guidance related to accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Currently, the Company has no uncertain tax positions.

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Subsequent Events

Accounting guidance requires the Company to evaluate the events and transactions that occur after the statement of financial condition date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. Entities are required to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the statement of financial condition date including the estimates inherent in the financial statements preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the statement of financial condition date but arose after that date. Entities are also required to disclose the date through which subsequent events have been evaluated. Management has reviewed events occurring through February 27, 2015, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred requiring accrual or disclosure.

3. Fully-Disclosed Clearing Agreement

The Company has a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. (Sterne Agee) whereby customer accounts are cleared and carried by Sterne Agee. In accordance with that agreement, a deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

4. Income Taxes

The components of the income tax benefit for 2014 were as follows:

Current	$ (71,768)
Deferred	927
	$ (70,841)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 34% to the loss before income tax benefit) for the year ended December 31, 2014 and the reported income tax benefit was as follows:

Federal income tax benefit at statutory tax rates	$ (53,525)
State and local income tax benefit, net of related federal benefit	(17,316)
	$ (70,841)

At December 31, 2014, the Company has a net deferred tax liability amounting to $927, which is related to a change in fair value of investment securities.

5. Related Parties

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $62,108 was allocated to the Company in 2014.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2014, balances relating to such transactions were as follows:

Assets	
Cash	$ 13,165
Receivable from the Parent Company	24,229
	$ 37,394
Liabilities	
Payable to the Parent Company	$ 20,830
Operating Expenses	
Communication and data processing	$ 2,250
Occupancy	53,698
Other	6,160
	$ 62,108

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. Future minimum lease payments are as follows:

2015	$ 42,700
2016	43,550
Total	$ 86,250

Rent expense was $41,945 in 2014.

6. Fair Value

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets that are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014 Using		
Description	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Assets:			
Investment securities:			
Corporate equity securities – financial	$ 14,388	$ -	$ -

7. Cash Reserve Computation

The Company is exempt from the provisions of Rule 15c3-3, Customer Protection: Reserves and Custody of Securities, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

8. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $65,591 which was $60,591 in excess of its required net capital of $5,000. The Company's net capital ratio was .46 to 1.

Abacus International Capital Corp.

Schedule of the Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1
As of December 31, 2014

Total stockholder's equity from statement of financial condition	$	111,990
Deductions		
Non-allowable assets:		
Excess cash on deposit		3,166
Prepaid expenses and other assets		16,560
Receivable from parent company		24,229
		43,955
Net capital before haircuts on securities positions		68,035
Haircuts on securities		(2,444)
Net Capital		65,591
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses		9,613
Payable to the Parent Company		20,830
Total Aggregate Indebtedness liabilities	$	30,443
Percent of aggregate indebtedness to net capital		46.41%
Computation of basic net capital requirement:		
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater		5,000
Net capital		65,591
Excess net capital over minimum requirement	$	60,591
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	65,591

Reconciliation of computation of Net Capital Under SEA Rule 15c3-1

There are no material differences between the above calculation and the one included in the Company's Unaudited FOCUS Report as of December 31, 2014

See Report of Independent Registered Public Accounting Firm

Abacus International Capital Corp.

Schedule of the Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2014

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report

To the Board of Directors
Abacus International Capital Corporation

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Abacus International Capital Corporation (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies

February 27, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Rule 15c3-3 Exemption Report
December 31, 2014

Abacus International Capital Corp.

In accordance with the FINRA membership agreement applicable to Abacus International Capital Corp. (the "Company"), it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

/s/ Jill Sung

Jill Sung
Vice President
2/27/2015